Exhibit 99.2

GCL Acquired 20% of NEKCOM Inc. and Obtained Global Publishing Rights for its Upcoming Game “SHOWA AMERICAN STORY”

Singapore – February 14, 2025 – GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced the acquisition of 20% equity interests of NEKCOM Inc. (“NEKCOM”), a video game developer, and the global publishing rights of NEKCOM’s upcoming game, “Showa American Story.”

GCL Acquires 20% of NEKCOM

GCL acquired 20% equity interests of NEKCOM in the form of Series B Preferred Stock pursuant to a Series B Preferred Stock Purchase Agreement dated November 20, 2024, by and among GCL Global Limited, a wholly owned subsidiary of GCL, Nekcom and other parties named therein.

Effective at the close of the transaction on December 18, 2024, Jacky Choo See Wee, GCL’s Group Chairman, became a Director on NEKCOM’s Board of Directors.

GCL Obtains Global Publishing Rights for Upcoming Release “Showa American Story”

GCL’s publishing arm, 4Divinity, has obtained the global publishing rights for NEKCOM’s upcoming game, “Showa American Story.”

The new role-playing game is an enthusiastic love letter to 80s’ pop culture featuring a string of cult classic B-Movies. Playing as 19-year-old stuntwoman, Chouko, gamers will join her on a journey of truth and revenge across a version of North America where the United States is an unofficial colony of Japan.

The game features a free-flowing and brutal combat style where gamers are pitted against monsters and humans in fast-paced combat situations. As Chouko travels across the continent in the big RV she calls home, gamers can create ongoing customizations and upgrades to the camper.

“We are excited for the opportunity to support and encourage game designers’ creativity through this partnership with NEKCOM,” said Sebastian Toke, GCL’s Group CEO. “GCL was drawn to NEKCOM because we believe that its founder and lead producer, Xiangyu Luo, is one of the brightest sparks in China’s gaming industry with great potential, and we look forward to capitalizing on value generating opportunities through the expansion of our global publishing inventory.”

NEKCOM founder Xiangyu Luo also stated, “The collaboration with GCL is a game-changing move. Their proactive attitude, combined with their proven track record, allows us to elevate our vision to a new level. With their support, we are not just developing a game—we are creating Showa American Story, an experience that we believe will resonate with players and thrive in the market.”

The game is currently expected to be released in 2025.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About NEKCOM

NEKCOM, founded in 2011, develops uniquely distinctive, creative, and captivating console and PC games for PS4, PS5, PSVR, XBOX, Nintendo Switch, and Steam. NEKCOM has offices in New York, Los Angeles and a game development center in Wuhan, China. For more information, please visit www.nekcomgames.com.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185